August 23, 2010

Mr. Davis P. Stowell
President of Grace Property Management, Inc.
Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, New York 11545

      Re: Reeves Telecom Limited Partnership
               Form 10-K for the year ended 12/31/2009
               Filed on 3/31/2010
               File No. 000-09305

Dear Mr. Davis P. Stowell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief